Exhibit 99.1

GMEX Robotics launches Innovative Tool-free Vision Sensor Mounting System for Industrial Robots to Drive Factory Efficiency

SYDNEY, Australia – June 11, 2026 – GMEX Robotics Corporation (NASDAQ: GMEX), a developer of AI-powered robotic technologies, today unveiled a proprietary modular vision sensor mounting structure designed to eliminate tool-dependent maintenance bottlenecks in high-throughput manufacturing. The system enables rapid sensor swaps in under 15 minutes—reducing downtime by up to 90% compared to traditional bolted fixtures—while lowering total cost of ownership (TCO) for factory operators.

“In high-mix production environments, legacy bolt-on sensors have become a hidden tax on productivity,” said Sam Lu, CEO of GMEX Robotics. “Our adaptive mounting structure removes that friction. By eliminating specialized tools and complex recalibration, we deliver immediate ROI through maximized uptime and future-proof flexibility for AI-driven vision upgrades.”

Engineering for Operational Resilience

The integrated system combines a sensor mount, base interface, and multi-axis turntable into a single modular assembly:

●	Clamp-based locking replaces threaded fasteners, distributing mechanical stress evenly to prevent interface wear.

●	Lateral access design allows sensor replacement without disassembling adjacent equipment or cable routing.

●	Built-in micro-adjustment ensures optical alignment is maintained post-swap, removing the need for full-system recalibration.

The innovation represents a strategic expansion of GMEX’s proprietary hardware ecosystem. As manufacturers increasingly transition to AI-driven vision systems, the demand for modular, easily serviceable components is accelerating. GMEX’s new proprietary structure bridges the gap between hardware durability and rapid software/sensor upgrades, positioning the Company to capture expanding market share as industrial facilities modernize worldwide.

The system is currently being deployed in automotive weld lines and lithium-ion battery production facilities, with global rollout planned alongside GMEX’s full robotics portfolio. GMEX Robotics continues to advance modular and adaptive robotic systems designed to improve performance, reliability, and ease of integration across industrial applications.

About GMEX Robotics

Formerly known as Fitell Corporation, GMEX Robotics is a technology company operating at the intersection of consumer health and advanced automation. Building on a foundation of fitness equipment e-commerce, the Company is expanding its mission to design and deliver AI-driven robotic solutions that prioritize genuine consumer needs.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and other filings with the Securities Exchange Commission.

Media Contact:

Jacqueline Grose

CORE IR & PR

Press@GMEXRobotics.com

(212) 655-0924

www.GMEXRobotics.com

Investor Contact:

CoreIR

IR@GMEXRobotics.com